KAR Auction Services, Inc.
13085 Hamilton Crossing Blvd.
Carmel, IN  46032

August 15, 2016

VIA EDGAR
Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re:    KAR Auction Services, Inc. (File No. 001-34568)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 8-K Filed May 3, 2016

Dear Mr. Thompson:
On behalf of KAR Auction Services, Inc. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. James P. Hallett, Chief Executive Officer of the Company, dated August 3, 2016 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 18, 2016 (the “2015 10-K”), and current report on Form 8-K, filed with the Commission on May 3, 2016. The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 61

1.
In future filings please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 34-48960. In your response, please show us what your disclosure would look like.
RESPONSE: The Company acknowledges the Staff’s comment. In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 the Company will provide a more robust discussion of its critical accounting policies and estimates. In the following paragraphs, we have expanded our 2015 critical accounting policies and estimates to illustrate our anticipated disclosures in our Form 10-K for the year ended December 31, 2016.
Uncollectible Receivables and Allowance for Credit Losses and Doubtful Accounts
We maintain an allowance for credit losses and doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance. The allowances for credit losses and doubtful accounts are also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings with individual customers.
Due to the nature of our business, substantially all trade receivables are due from vehicle dealers, salvage buyers, institutional customers and insurance companies. We generally have possession of vehicles or vehicle titles collateralizing a significant portion of these receivables. At the auction sites, risk is mitigated through a pre-auction registration process that includes verification of identification, bank accounts, dealer license status, acceptable credit history, buying history at other auctions and the written acceptance of all of the auction's policies and procedures.
AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, which includes holding vehicle titles where permitted. The estimates are based on management’s evaluation of many factors, including AFC’s historical credit loss experience, the value of the underlying collateral, delinquency trends and economic conditions. The estimates are based on information available as of each reporting date. Actual losses may differ from the original estimates due to actual results varying from those assumed in our estimates.

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

As a measure of sensitivity, if we had experienced a 10% increase in net charge-offs of trade and finance receivables for the year ended December 31, 2015, our provision for credit losses would have increased by approximately $1.8 million in 2015.
Goodwill and Long-Lived Assets
When we acquire businesses, we estimate and recognize the fair values of tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The purchase accounting process requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.
In accordance with ASC 350, Intangibles—Goodwill and Other, we assess goodwill for impairment at least annually and whenever events or circumstances indicate that the carrying amount of the goodwill may be impaired. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our book value. In assessing goodwill, we must make assumptions regarding estimated future cash flows and earnings, changes in our business strategy and economic conditions affecting market valuations related to the fair values of our reporting units. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of or otherwise exiting businesses, which could result in an impairment of goodwill.
ASC 350 permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the two-step goodwill impairment model. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. The quantitative assessment for goodwill impairment is a two-step test. Under the first step, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and we must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
Based on our goodwill assessments, the Company has not identified a reporting unit for which the goodwill was impaired in 2015, 2014 or 2013. As a measure of sensitivity, a 10% decrease in the estimated fair value of the Company's reporting units would have had no impact on the carrying value of goodwill at the annual measurement date in 2015.
We review long-lived assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.
Self-Insurance Programs
We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers' compensation claims. We have insurance coverage that limits the exposure on individual claims. We also have insurance coverage that limits the total exposure to overall automobile, general liability and workers' compensation claims.
We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers' compensation claims based upon the expected amount of all such claims, utilizing historical claims experience. Our calculation of self-insurance program reserves requires management to apply judgment to estimate the ultimate cost of reported claims and claims incurred but not yet reported as of the balance sheet date and the application of alternative assumptions could result in a different estimate of these liabilities. Trends in healthcare and legal costs could have a significant impact on anticipated claims. If actual claims are higher than anticipated, our reserves might be insufficient to cover the claims costs, which would have an adverse impact on the operating results in that period. As we obtain additional information that affects the assumptions and estimates we used to recognize liabilities for claims incurred in prior accounting periods, we adjust our self-insurance program reserves to reflect the revised estimates based on this additional information.
As a measure of sensitivity, a 10% change in our estimated self-insurance program reserves at December 31, 2015, would have impacted operating expenses approximately $3.6 million.
Legal Proceedings and Other Loss Contingencies
We are subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

periods of time. We consider the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with ASC 450, Contingencies. We accrue for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period.
Income Taxes
All income tax amounts reflect the use of the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes, including the future tax benefits of tax net operating losses, tax credits and capital loss carryforwards. Quarterly, we evaluate the recoverability of our deferred tax assets by assessing the likelihood of sufficient future taxable income to realize our deferred tax assets. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. At December 31, 2015, we recorded a valuation allowance of $21.2 million against tax net operating losses, tax credits and capital loss carryforwards of $32.1 million. In the event our operating performance declines, future assessments could conclude that a larger valuation allowance will be needed to further reduce these deferred tax assets.
We operate in multiple tax jurisdictions with different tax rates and must determine the appropriate allocation of income to each of these jurisdictions. In the normal course of business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.
We record our tax provision based on existing laws, experience with previous settlement agreements, the status of current IRS (or other taxing authority) examinations and management's understanding of how the tax authorities view certain relevant industry and commercial matters. In accordance with ASC 740, Income Taxes, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We establish reserves when we believe that certain positions may not prevail if challenged by a taxing authority. We adjust these reserves in light of changing facts and circumstances. At December 31, 2015, the balance of unrecognized tax benefits was $14.9 million. This balance includes tax positions for which it is reasonably possible that the currently remaining

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

unrecognized tax benefits will decrease within the next 12 months. This decrease is estimated to be in the range of $1.0 million to $4.0 million based on the potential outcome of the Company’s tax examinations and the expiration of the statute of limitations for specific jurisdictions.
A more complete description of our income taxes is disclosed in “Note 14 – Income Taxes” of our consolidated financial statements.
Notes to Consolidated Financial Statements
Note 4-Stock and Stock-Based Compensation Plans
KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan – PRSUs, RSUs, Service Options and Exit Options
PRSUs, page 84

2.
We note your disclosure that you granted PRSUs to certain executive officers during each of the three years in the period ended December 31, 2015. Please revise your disclosure to describe the methods and significant factors and assumptions used in estimating the fair value of the PRSUs. Refer to 718-10-50-2(f).

RESPONSE: The Company has granted two types of PRSUs: (1) PRSUs that vest if and to the extent that the Company’s three-year adjusted earnings per share attains certain specified goals and (2) PRSUs that vest three years from the grant date if and to the extent that the Company’s total shareholder return relative to that of companies within the S&P 500 Index exceeds certain levels over the same period. The vesting for the first type of PRSUs tied to a three-year adjusted earnings per share goal is based on a service and performance condition and the grant date fair value for these awards is the market price of the Company’s common stock on the date of grant. The Company has disclosed its method of estimating fair value for these awards (determined using the closing price of the Company’s common stock on the dates of grant). The vesting for the second type of PRSUs tied to total shareholder return is based on a market condition and the grant date fair value for these awards was developed in consultation with independent valuation specialists. The Company has disclosed the grant date fair value and that it was developed in consultation with independent valuation specialists.
In recognition of ASC 718, in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Company will revise its disclosure for the second type of PRSUs tied to total shareholder return, noted above. Specifically, the Company will disclose the following: “The grant date fair value of the PRSUs tied to total shareholder return was $36.54 and was developed in consultation with independent valuation specialists who used a Monte-Carlo simulation using a geometric Brownian motion based upon a risk-neutral framework. Key assumptions in the valuation included the fair market value of our common stock on the date of grant, the expected volatility of our common stock over the expected term of the award and the risk-free interest rate for the expected term of the award.”

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

KAR Auction Services, Inc. Stock Incentive Plan – Service Options and Exit Options, page 85

3.
Please explain to us why you did not recognize stock-based compensation expense for fiscal years ended December 31, 2014 and 2015 in regard to the 25% exit options that vested March 2014 and 2015 as described in the table on page 86. Refer to ASC 718-10-50-2(h)(1).

RESPONSE: The vesting and exercisability of the exit options was contingent upon the closing price of the Company’s common stock being greater than the specified dollar amount over a period of 20 consecutive trading days. As the vesting was based upon a market condition, these awards were valued in consultation with independent valuation specialists who used a Monte-Carlo simulation. The valuation specialists also determined a requisite service period for each tranche of the exit options. The final valuation results in November 2013 provided for revised expected periods to vest ranging from approximately four months to one year. As such, the Company expensed the exit options through December 31, 2014 as noted above the table on page 86 of the 2015 10-K. The expense recognized for the exit options for the year ended December 31, 2014 is also shown in the table on page 84 of the 2015 10-K, which summarizes the Company’s stock-based compensation expense by type of award. In accordance with ASC 718-10-55-77, the expected periods to vest were not revised, even though the actual final vesting in March 2015 was later than estimated. As such, the Company did not recognize any expense for the exit options for the fiscal year ended December 31, 2015, as the expected vesting periods had already been fulfilled.
Note 10-Self Insurance and Retained Loss Reserves, page 94

4.
Please tell us and disclose in future filings whether your accruals for self-insurance and retained loss reserves include losses from incurred but not reported claims. Refer to ASC 450-20-25-2 and ASC 720-20-25-14.

RESPONSE: The Company confirms with the Staff that its accruals for self insurance and retained loss reserves include losses from incurred but not reported claims. In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, the Company will revise its self insurance disclosure to clarify the inclusion of “incurred but not reported claims” with the existing disclosure as follows: “Utilizing historical claims experience, we record an accrual for the claims based upon the expected amount of all such claims, which includes the cost of claims that have been incurred but not reported.”

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

Note 11-Long-Term Debt, page 94

5.
We note your senior secured term loan facilities, revolving credit facility and AFC’s securitization agreement contain certain restrictive financial covenants. Please describe the pertinent provisions of the restrictions and the amount of consolidated retained earnings or net income restricted or free from restriction. Please refer to 4-08(e)(1) of Regulation S-X.

RESPONSE: As disclosed on page 95 and page 92 in the Company’s 2015 10-K, the Credit Agreement (as defined in the 2015 10-K) and AFC’s securitization agreement include limitations on dividends and other distributions. Per the Credit Agreement, the Company is permitted to make unlimited restricted payments so long as the Consolidated Senior Secured Leverage Ratio is less than 3.25 to 1.0 and the Consolidated Leverage Ratio is less than 4.5 to 1.0, in each case, on a pro-forma basis. As disclosed on page 55 in the 2015 10-K, the Consolidated Senior Secured Leverage Ratio was below 3.25 to 1.0 [and the Consolidated Leverage Ratio was below 4.5 to 1.0].

Based on the Company’s ongoing compliance with the provisions in the Credit Agreement and maintaining a Consolidated Senior Secured Leverage Ratio of less than 3.25 to 1.0 and a Consolidated Leverage Ratio of less than 4.5 to 1.0, the Company does not consider the limitations on dividends and other distributions imposed by the Credit Agreement to materially restrict the Company’s ability to pay normal and customary dividends.

Form 8-K Filed May 3, 2016

Exhibit 99.1

2016 Outlook

6.
We note your disclosure of forward looking free cash flow before dividend payments, operating adjusted net income per share and Adjusted EBITDA for 2016. Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort and identify information that is unavailable and disclose its probable significance. Please revise your disclosure in future filings to comply with Regulation G.

RESPONSE: The Company acknowledges the Staff’s comment. In the Company’s most recent earnings release on August 2, 2016, the 2016 forward-looking non-GAAP guidance for Adjusted EBITDA, free cash flow and operating adjusted net income per share were reconciled to the applicable forward-looking GAAP financial measures. The earnings release was also included as Exhibit 99.1 in the Company’s Current Report on Form 8-K filed on August 2, 2016. For future

Mr. William H. Thompson
Division of Corporation Finance
August 15, 2016

filings, the Company confirms that it will continue to reconcile forward-looking non-GAAP financial measures or disclose the reason(s) why it would require an unreasonable effort to do so.

7.
Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We believe that your disclosure of free cash flow per share will need to be removed in your next earnings release.

RESPONSE: The Company acknowledges the Staff’s comment and notes that it removed the free cash flow per share guidance from its most recent earnings release on August 2, 2016. The earnings release was also included as Exhibit 99.1 in the Company’s Current Report on Form 8-K filed on August 2, 2016. The Company confirms that it will not include free cash flow per share in its future filings.
*    *    *    *
Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact the undersigned at (317) 249-4254.

Very truly yours,

By:      /s/ Eric M. Loughmiller
Name: Eric M. Loughmiller
Title: Executive Vice President and Chief Financial Officer

cc:	Yolanda Guobadia

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Rebecca C. Polak
Executive Vice President, General Counsel and Secretary